UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GANONG, FRANCIS
   411 WAVERLEY OAKS ROAD
   WALTHAM, MA  02154
2. Issuer Name and Ticker or Trading Symbol
   KURZWEIL APPLIED INTELLIGENCE, INC.
   KURZ
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 30, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT RESEARCH
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |(1)   |J(2)| |1,400             |D  |(2)        |-0-                |D     |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$1.50   |(1)  |J(3)| |8,500      |D  |12/12|2/12/|Common Stock|8,500  |(3)    |-0-         |D  |            |
                      |        |     |    | |           |   |/94  |00   |            |       |       |            |   |            |
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Employee Stock Option |$1.50   |(1)  |J(4)| |12,333     |D  |12/31|5/22/|Common Stock|12,333 |(4)    |-0-         |D  |            |
                      |        |     |    | |           |   |/94  |01   |            |       |       |            |   |            |
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Employee Stock Option |$2.437  |(1)  |J(5)| |4,800      |D  |(8)  |12/18|Common Stock|4,800  |(5)    |-0-         |D  |            |
                      |        |     |    | |           |   |     |/02  |            |       |       |            |   |            |
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Employee Stock Option |$2.437  |(1)  |J(6)| |10,000     |D  |(9)  |4/18/|Common Stock|10,000 |(6)    |-0-         |D  |            |
                      |        |     |    | |           |   |     |05   |            |       |       |            |   |            |
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Employee Stock Option |$2.437  |(1)  |J(7)| |7,500      |D  |(10) |5/13/|Common Stock|7,500  |(7)    |-0-         |D  |            |
                      |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) On June 27, 1997 the Issuer merged (the "Merger") with a subsidiary of Lernout & Hauspie Speech Products
NV ("L&H") pursuant to an Agreement and Plan of Merger approved by stockholders of the Issuer on June 26, 1997.
(2) Exchanged for $5,880 in cash and 66.569 shares of common stock of L&H having a value based on the closing market price on June 27, 1997 of $27.50 per share. The fractional share is payable in cash at the June
27, 1997 market
value.
(3) These derivative securities were exchanged for $25,756 in cash and 291.586 shares of L&H common stock
(of which the fractional share is payble in cash at the June 27, 1997 market value.)
(4) These derivative securities were exchanged for $37,370 in cash and 423.073 shares of L&H common stock
(of which the fractional share is payable in cash at the June 27, 1997 market value.)
(5) These derivative securities were exchanged for $2,208 in cash; 24.989 shares of L&H common stock (of which the fractional share is payable in cash at the June 27, 1997 market value;) and an L&H option to purchase
912.922 shares of L&H common stock at $10.251 per share, with substantially the same terms and conditions as the original option.
(6) These derivative securities were exchanged for $5,748 in cash; 65.076 shares of L&H common stock (of which the fractional share is pyable in cash at the June 27, 1997 market value;) and an L&H option to purchase
1,783.05 shares of L&H common stock at $10.251 per share, with substantially the same terms and conditions as the original option.
(7) These derivative securities were exchanged for an L&H option to purchase 1,783.05 shares of L&H common stock at $10.251 per share, with substantially the same terms and conditions as the original option.
(8) Of these shares, 1,440 become exercisable in quarterly installments from June 30, 1996 through September
30, 1997, and 1,680 are exercisable on each of July 31, 1997 and 1998.
(9) Of these shares, 7,500 become exercisable in quarterly installments from July 31, 1996 through April 30, 1999, and 1,250 are exercisable on each of July 31, 1997 and 1998.
(10) These shares become exercisable in quarterly installments from July 31, 1997 through April 30, 2001.
SIGNATURE OF REPORTING PERSON
Francis Ganong
DATE
June 30, 1997